09041084

AB 5/29

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 21025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
MAY 28 2009
Washington, DC
122

REPORT FOR THE PERIOD BEGINNING April 1, 2008 (MM/DD/YY) AND ENDING March 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canaccord Capital Corporation (USA), Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11th Floor - 609 Granville Street
(No. and Street)

Vancouver	BC	V7Y 1H2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Don MacFayden 617-788-1518
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street	Vancouver	BC	V7Y 1C7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don MacFayden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canaccord Capital Corporation (USA), Inc., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RICHARD BAGGE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 24, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Canaccord Capital Corporation (USA), Inc.

We have audited the accompanying statement of financial condition of **Canaccord Capital Corporation (USA), Inc.** as of March 31, 2009 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material aspects, the financial position of Canaccord Capital Corporation (USA), Inc. at March 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Vancouver, Canada,
May 8, 2009.

Chartered Accountants

Canaccord Capital Corporation (USA), Inc.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at March 31

	2009 $
ASSETS	
Current	
Cash	3,010,389
Deposit with clearing broker *[note 4]*	63,547
Income taxes recoverable	45,363
Prepaid expenses	38,666
Total current assets	3,157,965
Due from affiliated company *[note 5]*	9,084,288
Note receivable from parent *[note 5]*	477,425
Total assets	12,719,678
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current	
Accounts payable	63,578
Accrued expenses	10,778
Due to affiliated company *[note 5]*	21,302
Total current liabilities	95,658
Contingencies and commitments *[note 6]*	
Stockholder's equity	
Capital stock	
Authorized	
1,250 Class A common shares, without par value	
Issued and outstanding	
702 Class A common shares	175,500
Additional paid-in capital	617,846
Retained earnings	11,830,674
Total stockholder's equity	12,624,020
	12,719,678

See accompanying notes

Canaccord Capital Corporation (USA), Inc.

STATEMENT OF INCOME

[Expressed in U.S. dollars]

Year ended March 31

	2009 $
REVENUES	
Commissions	2,602,427
Interest *[note 5]*	1,045,967
Other	44,630
	3,693,024
EXPENSES	
Commissions	1,261,411
Clearing *[note 5]*	156,250
Communications and printing	5,947
Regulatory fees and expenses	42,434
Administrative costs *[note 5]*	156,436
Other	146,503
	1,768,981
Income before income taxes	1,924,043
Provision for income taxes	792,225
Net income for the year	1,131,818

See accompanying notes

Canaccord Capital Corporation (USA), Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

[Expressed in U.S. dollars]

	Class A common shares #	Class A common shares $	Additional paid-in capital $	Retained earnings $	Total $
Balance, March 31, 2008	702	175,500	617,846	10,698,856	11,492,202
Net income for the year	—	—	—	1,131,818	1,131,818
Balance, March 31, 2009	**702**	**175,500**	**617,846**	**11,830,674**	**12,624,020**

See accompanying notes

Canaccord Capital Corporation (USA), Inc.

STATEMENT OF CASH FLOWS

[Expressed in U.S. dollars]

Year ended March 31

	2009 $
OPERATING ACTIVITIES	
Net income for the year	1,131,818
Increase in deposit with clearing broker	(615)
Decrease in prepaid expenses	5,131
Increase in accounts payable	63,578
Decrease in accrued expenses	(11,317)
Cash provided by operating activities	1,188,595
INVESTING ACTIVITIES	
Increase in note receivable from parent	(5,279)
Cash used in investing activities	(5,279)
FINANCING ACTIVITIES	
Increase in due to affiliated company	3,116
Increase in due from affiliated company	(626,746)
Cash used in financing activities	(623,630)
Net increase in cash during the year	559,686
Cash, beginning of year	2,450,703
Cash, end of year	3,010,389
Supplemental cash flow information	
Income taxes paid	—
Interest paid	245

See accompanying notes

Canaccord Capital Corporation (USA), Inc.

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

March 31, 2009

1. INCORPORATION AND CORPORATE ACTIVITIES

Canaccord Capital Corporation (USA), Inc. [the "Company"] is an introducing broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority ["FINRA"]. The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients through Southwest Securities Inc., and Canaccord Capital Corporation ["CCC"], an affiliated company. Accordingly, the Company does not handle nor hold any client monies and securities relating to client accounts.

The Company is a wholly owned subsidiary of Canaccord Adams Financial Group Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade date basis.

Revenue recognition

Commission revenue consists of revenue generated through traditional commission based brokerage services, and is recognized on a trade date basis.

Interest income consists of interest earned on cash deposited in bank accounts, on amounts due from affiliated companies and on a deposit held with Southwest Securities Inc., and is recognized on an accrual basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is included in the consolidated federal income tax return filed by Canaccord Adams Financial Group Inc. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The tax sharing arrangement among the companies within the consolidated group provides that the tax benefits related to the utilization by the Company of the current year's taxable loss for the consolidated group will be recorded thorough the inter-company accounts with periodic settlement by way of cash transfers.

The amount of current and deferred income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company has adopted Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at historical rates. Revenue and expenses are translated at the average exchange rate prevailing during the period. Foreign currency translation gains and losses are included in income in the period in which they occur.

Adoption of accounting policy

Fair Value Measurements
Effective January 1, 2008, the Company adopted the Financial Accounting Standards Board ["FASB"] Statement No. 157, *Fair Value Measurements*. FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

[Expressed in U.S. dollars]

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.
Level 2 inputs are inputs [other than quoted prices included within level 1] that are observable for the asset or liability, either directly or indirectly.
Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. [The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own date.]

The valuation of the Company's financial assets and liabilities meet the definition of level 1 inputs and as such there was no material impact upon adoption of FASB Statement No. 157.

Future accounting pronouncements

The Hierarchy of U.S. Generally Accepted Accounting Principles
FASB Statement No. 162, *The Hierarchy of U.S. Generally Accepted Accounting Principles*, identifies the sources of accounting principles and provides a GAAP hierarchy for selecting the principles to be used in the preparation of financial statements that are presented in conformity with U.S. GAAP. The effective date for the standard is yet to be determined. The Company is in the process of assessing the impact of this standard on its financial statements.

Accounting for Uncertainty in Income Taxes
On July 13, 2006, the FASB released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ["FIN 48"]. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" probability of being sustained by the applicable tax authority. Tax positions deemed to not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period in which they are realized. Adoption of FIN 48 for eligible non-public enterprises is required for fiscal years beginning after December 15, 2008. The Company has yet to determine if FIN 48 will impact its income and financial condition.

[Expressed in U.S. dollars]

3. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, deposit with clearing broker, note receivable from parent, due from/to affiliated companies, accounts payable and accrued expenses. The fair value of these financial instruments approximates their carrying value. It is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments.

4. DEPOSIT WITH CLEARING BROKER

Under the terms of the fully disclosed clearing agreement with Southwest Securities Inc., the Company is required to maintain a clearing deposit. The clearing deposit was $63,547 at March 31, 2009.

5. RELATED PARTY TRANSACTIONS

The Company has a clearing arrangement with CCC [affiliated company], which is a member of the Investment Industry Regulatory Organization of Canada.

The Company incurred $156,436 in administrative costs and $19,508 in clearing fees during the year ended March 31, 2009 for services provided by CCC. The amounts due to an affiliated company related to these arrangements are non-interest bearing, due on demand and are included in due to affiliated company.

Included in due from affiliated company are amounts owing to an affiliated company, Canaccord Adams (Delaware) Inc. ["CADI"], for short-term advances less amounts due to it from the use of its tax losses in the current year:

Included in due from affiliated company are amounts owing from CADI in the form of short-term promissory notes. The balance as of March 31, 2009 is $5,000,000. The notes earn interest at the rate of 10% per annum. Interest revenue of $500,000 on these notes is included in the statement of income.

The Company executed a loan agreement with CADI, on February 13, 2006. The balance as of March 31, 2009 is $4,700,000. The loan earns interest at the rate of 10% per annum. The loan is unsecured and is due on demand. Interest revenue of $470,000 on this loan is included in the statement of income.

[Expressed in U.S. dollars]

The Company executed a loan agreement with its ultimate parent on September 27, 2001. The balance as of March 31, 2009 is $477,425. The loan earns interest at the U.S. prime rate per annum less 2.5%, calculated monthly. The loan is unsecured and is due on demand. Interest revenue of $7,159 on this loan is included in the statement of income.

6. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others* ["FIN 45"] which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Southwest Securities, Inc., the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At March 31, 2009, the total amount of customer balances maintained by its clearing broker subject to such indemnification was approximately $10,553. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

7. REGULATORY NET CAPITAL REQUIREMENT

As a registered introducing broker-dealer, the Company is subject to the net capital rule of the SEC [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness or $6,377. At March 31, 2009, the Company had net capital of $2,978,278, which was $2,971,901 in excess of the required net capital of $6,377.

Supplemental Information

Canaccord Capital Corporation (USA), Inc. **Schedule I**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

[Expressed in U.S. dollars]

Year ended March 31

	2009
	$
Total stockholder's equity	12,624,020
Deductions and/or charges	
Total non-allowable assets	(9,645,742)
Net capital	2,978,278
Minimum net capital	6,377
Excess net capital	2,971,901

Note:
There are no material differences between the amounts presented above and the amounts presented in the Company's March 31, 2009 unaudited FOCUS Part II A Report.

Total non-allowable assets	
Income taxes recoverable	45,363
Prepaid expenses	38,666
Note receivable from parent	477,425
Due from affiliated company	9,084,288
	9,645,742

STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year ended March 31, 2009

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms:	Southwest Securities Inc. Canaccord Capital Corporation

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Stockholder of
Canaccord Capital Corporation (USA), Inc.

In planning and performing our audit of the financial statements of **Canaccord Capital Corporation (USA), Inc.** [the "Company"], as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ["internal control"] as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ["SEC"], we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness [or aggregate debits] and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Vancouver, Canada,
May 8, 2009.

Chartered Accountants

Ernst & Young

Assurance | Tax | Transactions | Advisory

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Robson Court, 1000-840 Howe Street
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Peter J. McArthur
Direct Line: 604.643.1219
Direct Fax: 604.643.1200
pjmcarthur@millerthomson.ca

File: 050061.9169

May 5, 2009

Private and Confidential

Delivered Via Courier and Fax 604.643.5422

Ernst & Young LLP
PO Box 10101
700 West Georgia Street
Vancouver, BC V7Y 1C7

COPY

Attention: Kirsten Sali

Dear Sirs/Mesdames:

Re: Canaccord Capital Corporation (USA), Inc. (the "Corporation")
Audit -- Year End -- March 31, 2009

This letter is in reply to the Corporation's enquiry letter dated March 30, 2009.

We are unable to reply strictly in conformity with that enquiry, as we are qualified to practise law only in the Province of British Columbia. In particular, we are not qualified to advise the Corporation with respect to its obligations of financial disclosure in the U.S. under the Statement of Financial Accounting Standards No. 5 or otherwise. In addition, our professional obligations may be different from those of U.S. attorneys.

Accordingly, for the purposes of this letter:

> "**claim**" means a matter involving the Corporation that is or is likely to become litigious and with respect to which:
>
> (a) we have been engaged to represent or advise the Corporation;
>
> (b) a demand or indication of demand has been communicated to the Corporation, carrying with it the possibility of future loss to the Corporation; and
>
> (c) we have devoted substantive time and attention.
>
> "**possible claim**" means a matter involving the Corporation that is or is likely to become litigious and with respect to which we have been engaged to represent or advise the

Corporation and have devoted substantive time and attention, but with respect to which a demand or indication of demand has not been communicated to the Corporation.

"**records**" means records that we have prepared and currently retain in our active files, which, when reviewed, would be likely to bring to our attention the existence of a claim or possible claim.

"**to our knowledge**" means the actual knowledge of those lawyers currently in this firm who have performed services for the Corporation for the period April 1, 2008 to March 31, 2009. We have not made any other investigations, and in particular, we have not reviewed our files or conducted any searches in the public records of any court or other governmental agency.

Subject to the foregoing, and based on an examination of our records, we confirm that to our knowledge, there are no claims outstanding as of March 31, 2009.

With respect to possible claims, we cannot respond to a general enquiry relating to the existence or absence of possible claims; nor can we comment on the adequacy of the Corporation's listing, if any, of possible claims. We can provide information concerning only those possible claims on which the Corporation has specifically requested that we comment.

This letter should not be quoted from or referred to in the financial statements of the Corporation or in dealings with third parties or filed with any governmental agency or other person without our prior written consent.

As requested by the Corporation, a copy of this reply is being provided directly to you solely for your information in connection with the audit of the Corporation's financial statements. We confirm that the Corporation does not intend, and we are not authorized, to waive privilege in respect of the matters addressed in this reply.

Yours truly,

MILLER THOMSON LLP

Per:

Peter J. McArthur
PJM/ddm

c. Canaccord Capital Corporation (USA), Inc., PO Box 10337 Pacific Centre, 2200 – 609 Granville Street, Vancouver, BC V7Y 1H2 (Attention: Angela Neshta)

Financial Statements and Supplemental Information
[Expressed in U.S. dollars]

Canaccord Capital Corporation (USA), Inc.

March 31, 2009

With

Report and Supplementary Report
Of Independent Registered Public Accounting Firm

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